Exhibit 99.5

BAYTEX REPORTS Q2 2016 RESULTS AND BOARD APPOINTMENT

CALGARY, ALBERTA (July 28, 2016) - Baytex Energy Corp. ("Baytex")(TSX, NYSE: BTE) reports its operating and financial results for the three and six months ended June 30, 2016 (all amounts are in Canadian dollars unless otherwise noted) and a board appointment.

“Our operating results for the second quarter were consistent with our expectations and demonstrate the commitment we have made during this downturn to deploy capital efficiently, maintain strong levels of financial liquidity and reduce costs in all facets of our business. Importantly, our funds from operations exceeded capital expenditures during both the second quarter and first half resulting in a reduction in net debt. We remain well positioned to benefit from a rising oil price environment with strong capital efficiencies across our three core resource plays,” commented James Bowzer, Chief Executive Officer.

Highlights

•	Generated production of 70,031 boe/d (77% oil and NGL) in Q2/2016;

•	Delivered funds from operations ("FFO") of $81.3 million ($0.39 per share) in Q2/2016;

•	Reduced net debt by $39 million in Q2/2016 as funds from operations exceeded capital expenditures;

•	Realized an operating netback (sales price less royalties, operating and transportation expenses) in Q2/2016 of $14.39/boe ($18.13/boe including financial derivatives gain);

•	Reinitiated production from heavy oil wells shut-in during the first quarter due to low oil prices; at June 30, approximately 6,500 boe/d of the 7,500 boe/d previously shut-in had been re-started;

•	Reduced operating expenses by 12% to $9.42/boe in the first half of 2016, as compared to $10.70/boe in the first half of 2015;

•	Maintained strong levels of financial liquidity with a Senior Secured Debt to Bank EBITDA ratio of 0.86:1.00; and

•	Entered into an agreement to dispose of our operated assets in the Eagle Ford for approximately $55 million.

	Three Months Ended			Six Months Ended
	June 30, 2016	March 31, 2016	June 30, 2015	June 30, 2016	June 30, 2015
FINANCIAL (thousands of Canadian dollars, except per common share amounts)
Petroleum and natural gas sales	$195,733	$153,598	$342,803	$349,331	$626,186
Funds from operations (1)	81,261	45,645	158,049	126,906	318,270
Per share - basic	0.39	0.22	0.77	0.60	1.70
Per share - diluted	0.39	0.22	0.77	0.60	1.70
Net income (loss)	(86,937)	607	(26,955)	(86,330)	(202,871)
Per share - basic	(0.41)	0.00	(0.13)	(0.41)	(1.08)
Per share - diluted	(0.41)	0.00	(0.13)	(0.41)	(1.08)
Exploration and development	35,490	81,685	106,010	117,175	253,439
Acquisitions, net of divestitures	(37)	(9)	1,170	(46)	2,720
Total oil and natural gas capital expenditures	$35,453	$81,676	$107,180	$117,129	$256,159

Bank loan (2)	$347,083	$290,465	$192,255	$347,083	$192,255
Long-term notes (2)	1,544,181	1,540,546	1,493,013	1,544,181	1,493,013
Long-term debt	1,891,264	1,831,011	1,685,268	1,891,264	1,685,268
Working capital deficiency	51,274	150,332	137,243	51,274	137,243
Net debt (3)	$1,942,538	$1,981,343	$1,822,511	$1,942,538	$1,822,511

Baytex Energy Corp.
Press Release - July 28, 2016

	Three Months Ended			Six Months Ended
	June 30, 2016	March 31, 2016	June 30, 2015	June 30, 2016	June 30, 2015
OPERATING
Daily production
Heavy oil (bbl/d)	22,423	24,807	35,397	23,615	37,302
Light oil and condensate (bbl/d)	21,894	24,489	25,899	23,191	26,971
NGL (bbl/d)	9,834	10,109	8,232	9,971	8,228
Total oil and NGL (bbl/d)	54,151	59,405	69,528	56,777	72,501
Natural gas (mcf/d)	95,281	98,220	91,456	96,751	91,234
Oil equivalent (boe/d @ 6:1) (5)	70,031	75,776	84,770	72,902	87,707

Benchmark prices
WTI oil (US$/bbl)	45.60	33.45	57.94	39.53	53.29
WCS heavy oil (US$/bbl)	32.29	19.22	46.35	25.76	40.14
Edmonton par oil ($/bbl)	54.78	40.80	67.72	47.80	59.84
LLS oil (US$/bbl)	46.20	33.24	62.38	39.73	56.47

Baytex average prices (before hedging)
Heavy oil ($/bbl) (6)	30.09	12.54	44.59	20.87	36.21
Light oil and condensate ($/bbl)	52.42	37.97	65.11	44.79	58.50
NGL ($/bbl)	13.28	18.38	15.78	15.86	17.55
Total oil and NGL ($/bbl)	36.07	24.02	48.82	29.76	42.39
Natural gas ($/mcf)	1.94	2.40	3.06	2.17	3.14
Oil equivalent ($/boe)	30.52	21.93	43.34	26.06	38.30

CAD/USD noon rate at period end	1.3009	1.2971	1.2474	1.3009	1.2474
CAD/USD average rate for period	1.2885	1.3748	1.2294	1.3317	1.2353

COMMON SHARE INFORMATION
TSX
Share price (Cdn$)
High	9.04	5.39	24.14	9.04	24.87
Low	4.85	1.57	19.24	1.57	16.03
Close	7.50	5.13	19.43	7.50	20.03
Volume traded (thousands)	466,201	483,311	80,572	949,511	202,752

NYSE
Share price (US$)
High	7.14	4.15	20.10	7.14	19.99
Low	3.67	1.08	15.42	1.08	13.14
Close	5.79	3.97	15.58	5.79	15.80
Volume traded (thousands)	198,514	154,052	44,497	352,567	68,710
Common shares outstanding (thousands)	210,715	210,689	206,193	210,715	206,193
Notes:

(1)
Funds from operations is not a measurement based on generally accepted accounting principles ("GAAP") in Canada, but is a financial term commonly used in the oil and gas industry. We define funds from operations as cash flow from operating activities adjusted for changes in non-cash operating working capital and other operating items. Baytex's funds from operations may not be comparable to other issuers. Baytex considers funds from operations a key measure of performance as it demonstrates its ability to generate the cash flow necessary to fund capital investments and potential future dividends. For a reconciliation of funds from operations to cash flow from operating activities, see Management's Discussion and Analysis of the operating and financial results for the three and six months ended June 30, 2016.

(2)	Principal amount of instruments.

(3)
Total net debt is a non-GAAP measure which we define to be the sum of monetary working capital (which is current assets less current liabilities (excluding current financial derivatives)) and the principal amount of both the long-term notes and the bank loan.

(4)
Barrel of oil equivalent ("boe") amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil. The use of boe amounts may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

(5)	Heavy oil prices exclude condensate blending.

Baytex Energy Corp.
Press Release - July 28, 2016

Second Quarter Results

As we entered 2016, we laid out certain strategic objectives to help guide us through the commodity price downturn, which included deploying capital efficiently, maintaining strong levels of financial liquidity and continuing to emphasize cost reductions across all facets of our organization. Our second quarter results were reflective of these strategic objectives and we remain well positioned to benefit from a continued recovery in crude oil prices. We highlight below some of the results achieved to-date from the execution of these initiatives.

Capital Deployment

Our emphasis on deploying capital efficiently was evident during the second quarter as we continued to defer investments in our heavy oil operations in Canada and reduced the pace of development in the Eagle Ford. As a result, we significantly curtailed our level of capital spending, focusing all development activity in the Eagle Ford, our highest rate of return and highest netback asset. In Q2/2016, our exploration and development expenditures totaled $35.5 million, down from $81.7 million in Q1/2016 and $140.8 million in Q4/2015.

During the second quarter, we participated in the drilling of 38 gross (11.3 net) wells in the Eagle Ford and commenced production from 20 gross (5.7 net) wells. This compares to Q1/2016 when we commenced production from 34 gross (10.2 net) wells. Of the 20 wells that commenced production during the second quarter, all have been producing for more than 30 days and have established an average 30-day initial production rate of approximately 1,300 boe/d. We currently have three drilling rigs operating on our lands, as compared to six drilling rigs in Q1/2016. We continue to monitor and evaluate the multi-zone development potential of our acreage, which sees us targeting the Lower Eagle Ford, Upper Eagle Ford and Austin Chalk formations.

In addition to a reduced pace of development, in Canada we shut-in approximately 7,500 boe/d of predominantly low or negative margin heavy oil production during the first quarter of 2016. As crude oil prices recovered from the lows experienced earlier this year, we reinitiated production from the majority of these wells in May and June. By the end of June, approximately 6,500 boe/d of the 7,500 boe/d previously shut-in had been re-started. We expect to resume production from the remaining 1,000 boe/d in the second half of 2016.

Production averaged 70,031 boe/d (77% oil and NGL) in Q2/2016 as compared to 75,776 boe/d in Q1/2016, reflecting both the reduced pace of development and the impact of the shut-in heavy oil volumes.

Financial Liquidity

On March 31, 2016, we amended our credit facilities to provide us with increased financial flexibility. The amendments included reducing our credit facilities to US$575 million, granting our banking syndicate first priority security over our assets and restructuring our financial covenants. The revolving facilities, which currently mature in June 2019, are not borrowing base facilities and do not require annual or semi-annual reviews. Our Senior Secured Debt to Bank EBITDA ratio as at June 30, 2016 was 0.86:1.00 (maximum permitted ratio of 5.00:1.00) and our interest coverage ratio was 4.05:1.00 (minimum permitted ratio of 1.25:1.00).

In addition to amending our credit facilities, we have targeted our capital expenditures to approximate our funds from operations in order to minimize additional bank borrowings. In Q2/2016, our funds from operations totaled $81.3 million, as compared to capital expenditures of $35.5 million, and in the first six months of 2016, our funds from operations totaled $126.9 million, as compared to capital expenditures of $117.1 million.

Our net debt (bank loan, long-term notes and working capital deficiency) has decreased to $1.94 billion at June 30, 2016 from $2.05 billion at December 31, 2015.

Cost Reductions

We continue to have success in reducing our cost structure while maintaining efficiency in our operations and the safety of our employees.

Costs in the Eagle Ford have continued to decrease with wells now being drilled, completed and equipped for approximately US$5.4 million, as compared to US$8.2 million in late 2014. Despite achieving cost reductions of approximately 20% in Canada during 2015, the prevailing commodity prices have not supported additional drilling on our Canadian assets.

Operating expenses have been reduced by 12% to $9.42/boe in the first half of 2016, as compared to $10.70/boe in the first half of 2015. These cost reductions reflect a combination of a lower overall cost structure in Canada and our lower cost Eagle Ford assets representing a larger percentage of our total production. Transportation expenses are also down, averaging $0.90/boe through the first six months of 2016, as compared to $1.94/boe in 2015.

General and administrative expenses for the three and six months ended June 30, 2016 of $12.2 million and $26.4 million, respectively, have decreased from $15.6 million and $32.6 million for the same periods in 2015. The decrease is attributable to reductions in staffing levels commensurate with lower activity levels combined with a reduction in discretionary spending and supplier’s costs. As a continued cost control measure, all full-time employee salaries and all annual retainers paid to our directors were reduced by 10% effective March 1, 2016.

Operating Netback

During the second quarter, our operating netback improved by 147% as compared to Q1/2016 as crude oil prices strengthened from the lows of the first quarter and heavy oil differentials tightened as a result of supply disruptions associated with the forest fires near Fort McMurray. In Q2/2016, the price for West Texas Intermediate light oil (“WTI”) averaged US$45.60/bbl, as compared to US$33.45/bbl in Q1/2016, while the discount for Canadian heavy oil, as measured by the price differential between Western Canadian Select (“WCS”) and WTI, averaged US$13.31/bbl in Q2/2016, as compared to US$14.23/bbl in Q1/2016.

We generated an operating netback in Q2/2016 of $14.39/boe ($18.13/boe including financial derivatives gain), up from $5.82/boe ($12.29/boe including financial derivatives gain) in Q1/2016. The Eagle Ford generated an operating netback of $17.66/boe ($11.41/boe in Q1/2016) while our Canadian operations generated an operating netback of $10.44/boe (loss of $0.77/boe in Q1/2016).

The following table provides a summary of our operating netbacks for the periods noted.

	Three Months Ended June 30
	2016			2015
($ per boe)	Canada	U.S.	Total	Canada	U.S.	Total
Sales volume (boe/d)	31,722	38,309	70,031	45,222	39,548	84,770

Sales Price	$25.80	$34.43	$30.52	$40.43	$46.67	$43.34
Less:
Royalties	2.74	9.89	6.65	6.87	13.79	10.10
Production and operating expenses	10.84	6.88	8.67	13.45	7.43	10.64
Transportation expenses	1.78	—	0.81	3.63	—	1.94
Operating netback	$10.44	$17.66	$14.39	$16.48	$25.45	$20.66
Financial derivatives gain	—	—	3.74	—	—	5.19
Operating netback after financial derivatives	$10.44	$17.66	$18.13	$16.48	$25.45	$25.85

Risk Management

As part of our normal operations, we are exposed to movements in commodity prices, foreign exchange rates and interest rates. In an effort to manage these exposures, we utilize various financial derivative contracts which are intended to partially reduce the volatility in our FFO. We realized a financial derivatives gain of $23.8 million in Q2/2016 due to crude oil and natural gas prices being at levels below those in our financial derivative contracts.

For the second half of 2016, we have entered into hedges on approximately 46% of our net WTI exposure with 15% fixed at US$63.79/bbl and 31% hedged utilizing a 3-way option structure. We have also entered into hedges on approximately 35% of our net WCS differential exposure and 67% of our net natural gas exposure.

For 2017, we have entered into hedges on approximately 31% of our net WTI exposure utilizing a 3-way option structure. We have also entered into hedges on approximately 23% of our net WCS differential exposure and 44% of our net natural gas exposure.

A complete listing of our financial derivative contracts can be found in Note 15 to our Q2/2016 financial statements.

Disposition Activity

In Q2/2016, we entered into an agreement to dispose of our operated assets in the Eagle Ford for approximately $55 million. Production from these assets is currently 1,000 boe/d and the disposition includes reserves of approximately 1.26 million boe on a proved plus probable basis (as evaluated by Ryder Scott Company, L.P. at December 31, 2015). This production has a lower netback than our other Eagle Ford barrels due to small economies of scale. The Eagle Ford transaction closed on July 27, 2016. In addition, we anticipate closing dispositions relating to an additional 1,250 boe/d of certain non-core assets in Canada. These transactions are expected to close during the third quarter.

2016 Guidance

As a result of continued depressed crude oil prices, our development activity in the Eagle Ford has been reduced. We currently have three drilling rigs operating on our lands, as compared to six drilling rigs in Q1/2016.

Given the reduced pace of development anticipated for the second half of 2016, we are now forecasting full-year 2016 exploration and development capital expenditures of $200 to $225 million, down from previous expectations of $225 to $265 million.

Taking into account the above noted disposition activity and the reduced spending profile, we now anticipate full year 2016 production of 67,000 to 69,000 boe/d (previously 68,000 to 72,000 boe/d). Excluding the impact of disposition activity, the approximate 13% reduction in planned spending impacts our 2016 production forecast by only 1%. Our 2016 program will remain flexible and allows for adjustments to spending based on changes in the commodity price environment.

At this level of spending and based on the forward strip for crude oil and natural gas, we expect our funds from operations to exceed capital expenditures in 2016.

Board Appointment

The Board of Directors is pleased to announce the appointment of Trudy M. Curran as a director of Baytex. Ms. Curran holds a Bachelor of Arts degree in English and a Bachelor of Laws degree (both with distinction) from the University of Saskatchewan and the ICD.D designation from the Institute of Corporate Directors. She is a retired businesswoman with extensive experience in executive compensation, mergers and acquisitions, financing and governance. She served as an officer of Canadian Oil Sands Limited from September 2002 to the time of its sale in February 2016. As Senior Vice President, General Counsel & Corporate Secretary of Canadian Oil Sands Limited, she was responsible for legal, human resources and administration and a member of the executive team focused on strategy and risk management. From 2003 to 2016, she was a director of Syncrude Canada Ltd., where she served as chair of the Human Resources and Compensation Committee and as a member of the Pension Committee. She serves on the Executive Committee of the Calgary chapter of the Institute of Corporate Directors and is a member of the board and the Finance and Audit Committee of Kids Cancer Care Foundation of Alberta.

Additional Information

Our unaudited interim condensed consolidated financial statements for the three and six months ended June 30, 2016 and related Management's Discussion and Analysis of the operating and financial results can be accessed immediately on our website at www.baytexenergy.com and will be available shortly through SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml.

Conference Call Today 9:00 a.m. MDT (11:00 a.m. EDT)
Baytex will host a conference call today, July 28, 2016, starting at 9:00am MDT (11:00am EDT). To participate, please dial 416‑340-2219 or toll free in North America 1-866-225-2055 and toll free international 1-800-6578-9868. Alternatively, to listen to the conference call online, please enter http://www.gowebcasting.com/7736 in your web browser.

An archived recording of the conference call will be available until August 28, 2016 by dialing toll free 1-800-408-3053 within North America (Toronto local dial 905-694-9451, International toll free 1-800-3366-3052) and entering reservation code 6612059. The conference call will also be archived on the Baytex website at www.baytexenergy.com.

Advisory Regarding Forward-Looking Statements

In the interest of providing Baytex's shareholders and potential investors with information regarding Baytex, including management's assessment of Baytex's future plans and operations, certain statements in this press release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance. The forward-looking statements contained in this press release speak only as of the date thereof and are expressly qualified by this cautionary statement.

Specifically, this press release contains forward-looking statements relating to but not limited to: our business plan, strategies and objectives, including to deploy capital efficiently, maintain strong levels of financial liquidity and emphasize cost reductions; that we are well positioned to benefit from a continued oil price recovery and that our three core plays provide strong capital efficiencies; our target for 2016 capital expenditures to approximate funds from operations in order to minimize additional bank borrowings; our Eagle Ford shale play, including our assessment of the performance of wells drilled in Q2/2016, our plan to monitor and evaluate the multi-zone potential of our acreage, and the cost to drill, complete and equip a well; our ability to partially reduce the volatility in our funds from operations by utilizing financial derivative contracts for commodity prices, heavy oil differentials and interest and foreign exchange rates; the proportion of our anticipated oil and gas production that is hedged and the effectiveness of such hedges in reducing the volatility in our funds from operations; our anticipated disposition of assets in Canada; that we expect funds from operations to exceed capital expenditures in 2016; and our expectations for exploration and development capital expenditures and annual average production rate for 2016 and the impact that the spending reduction will have on our annual average production rate for 2016. In addition, information and statements relating to reserves are deemed to be forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, that the reserves described exist in quantities predicted or estimated, and that the reserves can be profitably produced in the future.

These forward-looking statements are based on certain key assumptions regarding, among other things: petroleum and natural gas prices and differentials between light, medium and heavy oil prices; well production rates and reserve volumes; our ability to add production and reserves through our exploration and development activities; capital expenditure levels; our ability to borrow under our credit agreements; the receipt, in a timely manner, of regulatory and other required approvals for our operating activities; the availability and cost of labour and other industry services; interest and foreign exchange rates; the continuance of existing and, in certain circumstances, proposed tax and royalty regimes; our ability to develop our crude oil and natural gas properties in the manner currently contemplated; and current industry conditions, laws and regulations continuing in effect (or, where changes are proposed, such changes being adopted as anticipated). Readers are cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.

Actual results achieved will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: the volatility of oil and natural gas prices; further declines or an extended period of the currently low oil and natural gas prices; failure to comply with the covenants in our debt agreements; that our credit facilities may not provide sufficient liquidity or may not be renewed; uncertainties in the capital markets that may restrict or increase our cost of capital or borrowing; risks associated with a third-party operating our Eagle Ford properties; changes in government regulations that affect the oil and gas industry; changes in environmental, health and safety regulations; restrictions or costs imposed by climate change initiatives; variations in interest rates and foreign exchange rates; risks associated with our hedging activities; the cost of developing and operating our assets; risks related to the accessibility, availability, proximity and capacity of gathering, processing and pipeline systems; depletion of our reserves; risks associated with the exploitation of our properties and our ability to acquire reserves; changes in income tax or other laws or government incentive programs; uncertainties associated with estimating petroleum and natural gas reserves; our inability to fully insure against all risks; risks of counterparty default; risks associated with acquiring, developing and exploring for oil and natural gas and other aspects of our operations; risks associated with large projects; risks related to our thermal heavy oil projects; risks associated with the ownership of our securities, including changes in market-based factors and the discretionary nature of dividend payments; risks for United States and other non-resident shareholders, including the ability to enforce civil remedies, differing practices for reporting reserves and production, additional taxation applicable to non-residents and foreign exchange risk; and other factors, many of which are beyond our control. These and additional risk factors are discussed in our Annual Information Form, Annual Report on Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2015, as filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

The above summary of assumptions and risks related to forward-looking statements has been provided in order to provide shareholders and potential investors with a more complete perspective on Baytex’s current and future operations and such information may not be appropriate for other purposes.

There is no representation by Baytex that actual results achieved will be the same in whole or in part as those referenced in the forward-looking statements and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

All amounts in this press release are stated in Canadian dollars unless otherwise specified.

Non-GAAP Financial Measures

Funds from operations is not a measurement based on Generally Accepted Accounting Principles ("GAAP") in Canada, but is a financial term commonly used in the oil and gas industry. Funds from operations represents cash generated from operating activities adjusted for changes in non-cash operating working capital and other operating items. Baytex's determination of funds from operations may not be comparable with the calculation of similar measures for other entities. Baytex considers funds from operations a key measure of performance as it demonstrates its ability to generate the cash flow necessary to fund capital investments and potential future dividends to shareholders. The most directly comparable measures calculated in accordance with GAAP are cash flow from operating activities and net income.

Net debt is not a measurement based on GAAP in Canada. We define net debt as the sum of monetary working capital (which is current assets less current liabilities (excluding current financial derivatives)) and the principal amount of both the long-term notes and the bank loan. We believe that this measure assists in providing a more complete understanding of our cash liabilities.

Bank EBITDA is not a measurement based on GAAP in Canada. We define Bank EBITDA as our consolidated net income attributable to shareholders before interest, taxes, depletion and depreciation, and certain other non-cash items as set out in the credit agreement governing our revolving credit facilities. This measure is used to measure compliance with certain financial covenants.

Operating netback is not a measurement based on GAAP in Canada, but is a financial term commonly used in the oil and gas industry. Operating netback is equal to product revenue less royalties, production and operating expenses and transportation expenses divided by barrels of oil equivalent sales volume for the applicable period. Our determination of operating netback may not be comparable with the calculation of similar measures for other entities. We believe that this measure assists in characterizing our ability to generate cash margin on a unit of production basis.

Advisory Regarding Oil and Gas Information

Where applicable, oil equivalent amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil. The use of boe amounts may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

References herein to average 30-day initial production rates and other short-term production rates are useful in confirming the presence of hydrocarbons, however, such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long term performance or of ultimate recovery. While encouraging, readers are cautioned not to place reliance on such rates in calculating aggregate production for us or the assets for which such rates are provided. A pressure transient analysis or well-test interpretation has not been carried out in respect of all wells. Accordingly, we caution that the test results should be considered to be preliminary.

Baytex Energy Corp.

Baytex Energy Corp. is an oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Approximately 77% of Baytex’s production is weighted toward crude oil and natural gas liquids. Baytex's common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Senior Vice President, Capital Markets and Public Affairs

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com